                                                      Commission File No 1-10875



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                                   (Mark one)

        X            ANNUAL REPORT PURSUANT TO SECTION 15(d)
       ---           OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1996

                                       OR

                    TRANSITION REPORT PURSUANT TO SECTION 15 (d)
       ---           OF THE SECURITIES EXCHANGE ACT OF 1934

                        For the transition period from to


                         Commission file number 1-10875



                  NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN
 (Full title of the plan and address of the plan, if different from that of the issuer named below)


                                 NOVACARE, INC.
                1016 West Ninth Avenue, King of Prussia, PA 19406
           (Name of issuer of the securities held pursuant to the plan and the address of it's principal executive office)

                                   NovaCare, Inc. 401(k) Retirement Savings Plan

                                      Index to Financial Statements and Exhibits


                  Financial Statements                                                   Page
                  --------------------                                                   ----
                  Report of Independent Accountants                                         2

                  Financial Statements:

                           Statement of Net Assets Available for Plan Benefits,
                           with Fund Information, at December 31, 1996 and 1995         3 - 4

                           Statement of Changes in Net Assets Available for Plan
                           Benefits, with Fund Information, for the years
                           ended December 31, 1996 and 1995                             5 - 6

                  Notes to Financial Statements                                         7 -11

                  Additional Information: *

                           Schedule of Assets Held For Investment Purposes at
                           December 31, 1996                                               12

                           Schedule of Reportable Transactions:

                                    Series of Transactions in excess of 5% of
                                    net assets for the year ended December
                                    31, 1996                                               13




                  Exhibit                                                           Exhibit Number
                  -------                                                           --------------

                  Consent of Independent Accountants                                       23


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants



                  To the Participants and Administrator of the NovaCare, Inc. 401(k) Retirement Savings Plan.

                  In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the NovaCare, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the schedules of assets held for investment purposes and of reportable transactions is presented for purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA"). The Fund Information in the statements of net assets available for plan benefits and of changes in net assets available for plan benefits is presented for purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The schedules of assets held for investment purposes and of reportable transactions and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                  The schedules of assets held for investment purposes and of reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of certain assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.



                  PRICE WATERHOUSE  LLP
                  Philadelphia, Pennsylvania
                  June 19, 1997

NovaCare, Inc. 401(k) Retirement Savings Plan

Statement of Net Assets Available for Plan Benefits, with Fund Information

                                                              December 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------

                                                             FUND INFORMATION
                                  ---------------------------------------------------------------------------------------

                                  Fidelity
                                   Managed         Fidelity           Fidelity        NovaCare      NovaCare
                                   Income           Puritan           Magellan         Stock          Loan
                                  Portfolio *        Fund *            Fund *          Fund *         Fund           Total
                                  -----------        ------            ------          ------         ----           -----
Investments, at fair value       $ 19,090,269     $ 28,069,517      $ 41,165,975    $ 9,310,559     $121,880       $97,758,200
Receivables/ payables:
  Employee contributions              126,817          219,089           314,562         58,732           --
                                                                                                                       719,200
  Employer contributions               28,390           47,893            67,995         13,680           --
                                                                                                                       157,958
  Administrative fees payable            (753)            (356)             (180)           (23)          --            (1,312)
                                 ------------     ------------      ------------    -----------     --------       -----------

    Net assets available for
        Plan benefits            $ 19,244,723     $ 28,336,143      $ 41,548,352    $ 9,382,948     $121,880       $98,634,046
                                 ============     ============      ============    ===========     ========       ===========


   The accompanying notes are an integral part of these financial statements.



* Investment in this fund represents 5% or more of the Plan's net assets.

NovaCare, Inc. 401(k) Retirement Savings Plan

Statement of Net Assets Available for Plan Benefits, with Fund Information


                                                               December 31, 1995
----------------------------------------------------------------------------------------------------------------------------
                                                            FUND INFORMATION
                              ----------------------------------------------------------------------------------------------
                                Fidelity
                                 Managed       Fidelity        Fidelity        NovaCare     Fidelity      NovaCare
                                 Income         Puritan        Magellan         Stock      Money Market     Loan
                               Portfolio *       Fund *         Fund *          Fund *      Portfolio       Fund         Total
                               -----------       ------        --------         ------      ---------       ----         -----
Investments at fair value     $ 16,355,184   $ 20,128,172   $ 32,003,730     $ 4,016,385     $ 37,577     $191,019    $ 72,732,067

Receivables/ payables:
  Employee contributions           254,970        371,341        545,321         116,173           --
                                                                                                                --       1,287,805
  Employer contributions            59,741         84,367        121,578          26,838           --
                                                                                                                --         292,524
  Due to NovaCare                 (132,527)       (78,225)      (119,928)       (313,317)     (37,577)          --        (681,574)

  Due (to) from other funds       (166,402)       (24,791)       150,692          40,501           --           --              --
                                  --------        -------     ----------     -----------     --------     --------    ------------


    Net assets available for
        Plan benefits         $ 16,370,966    $20,480,864   $ 32,701,393     $ 3,886,580     $    --      $ 191,019   $ 73,630,822
                              ============    ===========   ============     ===========     ========     =========   ============



   The accompanying notes are an integral part of these financial statements.




* Investment in this fund represents 5% or more of the Plan's net assets.

NovaCare, Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information

                                                    Year ended December 31, 1996
                               -------------------------------------------------------------------------------------------------

                                                          FUND INFORMATION
                               -------------------------------------------------------------------------------------------------
                                 Fidelity
                                  Managed          Fidelity         Fidelity          Novacare       Novacare
                                  Income            Puritan         Magellan            Stock          Loan
                                 Portfolio            Fund            Fund              Fund           Fund             Total
                                 ---------            ----            ----              ----           ----             -----
Additions to net assets:

Investment income:
  Dividends and interest       $    957,248     $  2,966,738     $  5,440,492     $        --     $         --     $ 9,364,478
  Net appreciation
   (depreciation) in fair
   value of investments                  --          398,436       (1,356,229)      4,444,638               --       3,486,845
                               ------------     ------------     ------------     -----------     ------------     -----------
                                    957,248        3,365,174        4,084,263       4,444,638               --      12,851,323
                               ------------     ------------     ------------     -----------     ------------     -----------
Contributions:
  Employee                        3,448,831        5,369,404        8,143,788       1,413,012               --      18,375,035
  Employer                        1,104,284        1,000,040        1,442,989         278,277               --       3,825,590
Plan merger (Note 6)              1,040,328           82,163          160,603           1,229               --       1,284,323
Investment transfers               (595,961)       1,008,949         (444,207)        100,358          (69,139)             --
                               ------------     ------------     ------------     -----------     ------------     -----------
                                  4,997,482        7,460,556        9,303,173       1,792,876          (69,139)     23,484,948
                               ------------     ------------     ------------     -----------     ------------     -----------

  Total additions                 5,954,730       10,825,730       13,387,436       6,237,514          (69,139)     36,336,271
                               ------------     ------------     ------------     -----------     ------------     -----------

Deductions from net assets:

Distributions to
    participants                  3,059,200        2,936,944        4,530,750         721,799               --      11,248,693
Administrative fees                  21,773           33,507            9,727          19,347               --          84,354
                               ------------     ------------     ------------     -----------     ------------     -----------
  Total deductions                3,080,973        2,970,451        4,540,477         741,146               --      11,333,047
                               ------------     ------------     ------------     -----------     ------------     -----------

  Net increase  (decrease)        2,873,757        7,855,279        8,846,959       5,496,368          (69,139)     25,003,224

Net assets at beginning of
 year                            16,370,966       20,480,864       32,701,393       3,886,580          191,019      73,630,822
                               ------------     ------------     ------------     -----------     ------------     -----------


Net assets at  end of year     $ 19,244,723     $ 28,336,143     $ 41,548,352     $ 9,382,948     $    121,880     $98,634,046
                               ============     ============     ============     ===========     ============     ===========




   The accompanying notes are an integral part of these financial statements.

NovaCare, Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information

                                                     Year Ended December 31, 1995
----------------------------------------------------------------------------------------------------------------------------------
                                                           FUND INFORMATION
                             -----------------------------------------------------------------------------------------------------
                                 Fidelity                                                 Fidelity
                                  Managed       Fidelity       Fidelity     Novacare       Money           Novacare
                                  Income        Puritan        Magellan       Stock        Market            Loan
                                 Portfolio        Fund            Fund        Fund         Portfolio         Fund          Total
                                 ---------        ----            ----        ----         ---------         ----          -----
Additions to net assets:

Investment income:
Dividends and interest         $    873,138   $    960,898  $  1,694,409   $        --  $    79,594    $          --   $ 3,608,039

Net appreciation (depreciation)
In fair value of investments             --      2,131,371     5,991,418    (1,679,745)           --              --     6,443,044
                               ------------   ------------  ------------  ------------   -----------       ---------   -----------
                                    873,138      3,092,269     7,685,827    (1,679,745)       79,594              --    10,051,083
                               ------------   ------------  ------------  ------------   -----------       ---------   -----------
Contributions:
Employee                          4,009,088      5,374,260     7,527,897     2,104,990            --                    19,016,235

Employer                            766,039      1,002,889     1,390,874       459,767            --                     3,619,569

Plan merger (note 6)              2,365,071      1,471,922     1,876,035       346,182            --          61,518     6,120,728

Investment transfers               (454,197)        23,406       660,747       (95,643)      (79,594)        (54,719)           --
                               ------------   ------------  ------------  ------------   -----------       ---------   -----------
                                  6,686,001      7,872,477    11,455,553     2,815,296       (79,594)          6,799    28,756,532
                               ------------   ------------  ------------  ------------   -----------       ---------   -----------
Total additions                   7,559,139     10,964,746    19,141,380     1,135,551            --           6,799    38,807,615
                               ------------   ------------  ------------  ------------   -----------       ---------   -----------

Deductions from net assets:

Plan transfers out (note 7)       1,596,067      1,061,328     2,288,030       338,079            --              --     5,283,504

Distributions to participants     1,535,026      1,632,420     2,112,872       436,515            --              --     5,716,833
                               ------------   ------------  ------------  ------------   -----------       ---------   -----------

Total deductions                  3,131,093      2,693,748     4,400,902       774,594            --              --    11,000,337
                               ------------   ------------  ------------  ------------   -----------       ---------   -----------


Net increase                      4,428,046      8,270,998    14,740,478       360,957            --           6,799    27,807,278


Net assets at beginning of year  11,942,920     12,209,866    17,960,915     3,525,623            --         184,220    45,823,544
                               ------------   ------------  ------------  ------------   -----------       ---------   -----------


Net assets at end of year     $ 16,370,966     $20,480,864  $ 32,701,393  $  3,886,580   $        --       $ 191,019   $73,630,822
                               ============    ===========  ============  ============   ===========       =========   ===========





   The accompanying notes are an integral part of these financial statements.

                                   NovaCare, Inc. 401(k) Retirement Savings Plan

                                                   Notes to Financial Statements



1.  DESCRIPTION OF PLAN

GENERAL. The NovaCare, Inc. (the "Company") 401(k) Retirement Savings Plan (the "Plan"), which was formed effective July 1, 1990, is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code. All full and part-time employees of the Company working a minimum of twenty hours per week on a regularly scheduled basis may enroll beginning on the first day of the first payroll period of the month following six months of consecutive service.

ENROLLMENT. An eligible employee participates in the Plan by authorizing the Company to make tax-deferred contributions to the plan on the employee's behalf, resulting in a reduction of the employee's taxable earnings. The employee may direct the investment of these contributions (see "Investment Directions" below).

CONTRIBUTIONS TO THE PLAN. Participants may authorize basic contributions ranging from 1% to 15% of their compensation. Certain highly compensated participants may have their basic contributions limited to 6% of their compensation. Such contributions may not exceed $9,500 for 1996 and $9,240 for 1995. The Company makes matching contributions in the amount of 30% of participant contributions up to the first 6% of compensation. No matching contributions are made with respect to participant contributions exceeding 6% of compensation.

Certain percentage tests (non-discrimination) ensure that contributions by or on behalf of employees do not favor the highly compensated. If these tests are not met, contributions and the earnings attributable thereto will be distributed to the highly compensated employees in accordance with the Plan document. The Plan met the 401(k) non-discrimination test for the years ended December 31, 1996 and 1995.

PARTICIPANT ACCOUNT. Each account is credited with the participant's contributions and an allocation of (a) the Company's matching contribution and
(b) Plan earnings. Company contributions are allocated based on the matching percentage for participant contributions. Plan earnings are allocated to each participant's account based on the respective account balances. The benefit to which a participant is entitled is the amount that can be provided from their account.

VESTING. Participants are fully vested in their elective deferrals plus actual earnings thereon. Vesting in the remainder of the account is based on years of continuous service. Participants become fully vested upon death or disability, attainment of normal retirement age, or after five years of credited service.

                                        NovaCare, Inc. 401(k) Retirement Savings

                                                   Notes to Financial Statements

         INVESTMENT OPTIONS. Upon enrollment in the Plan, participants may direct contributions among one or more of the following investment funds:

                  I. Fidelity Managed Income Portfolio - An open-end commingled pool which invests in short- and long-term investment contracts issued by insurance companies
                           (GICs), investment contracts issued by commercial banks (BICs), synthetic investment contracts designed to simulate conventional GICs through the purchase of securities and inclusion of a benefit responsive feature (put feature), and cash equivalents.

                  II. Fidelity Puritan Fund - A mutual fund which invests in common and preferred stocks and bonds, including lower-quality, high-yielding debt securities.

                  III. Fidelity Magellan Fund - A mutual fund which invests in the stocks of companies with an expected above-average growth potential and a corresponding higher level of risk.

                  IV. NovaCare Stock Fund - Funds are invested in NovaCare, Inc. common stock.

         The NovaCare Loan Fund represents loans which were outstanding as of the dates of the RehabClinics, Inc. and the NovaCare Orthotics & Prosthetics Plan mergers into the NovaCare Plan (see Note 6). The NovaCare Plan does not offer participant loans.

         DISTRIBUTIONS AND WITHDRAWALS. Distributions are paid in the following manner:

                  I. Distributions from the Fidelity Managed Income Portfolio, Fidelity Puritan Fund and Fidelity Magellan Fund are paid in cash.

                  II. Distributions from the NovaCare Stock Fund are paid in cash or shares of NovaCare, Inc. common stock at the participant's option. Fractional shares are paid in cash.

         Prior to termination of service, participants may, in the event of financial hardship, withdraw amounts from the Plan twice in any 12-month period. In the absence of financial hardship, a participant's contribution may not be withdrawn prior to attainment of age 59 1/2.

         Upon termination of service for reasons other than death, participants are entitled to a lump-sum amount equal to the value of the vested balance of their account. Participants with account balances exceeding $3,500 may defer receipt of the lump-sum amount until reaching age 70 1/2. If a participant dies, the entire amount in the participant's account is distributed in a lump-sum to the participant's beneficiaries. A terminating participant's unvested account balance is forfeited. Total participant forfeitures equaled $514,568 for 1996 and will be used to reduce future employer contributions.

         ADMINISTRATIVE EXPENSES. The Company may elect to pay all Plan administrative expenses. If the Company elects not to pay such expenses, the expenses shall be paid by the Plan. During 1996, Plan administrative expenses were shared by both employer and participants. All Plan administrative expenses were paid by the Company during 1995.

                                   NovaCare, Inc. 401(k) Retirement Savings Plan

                                                   Notes to Financial Statements


PLAN TERMINATION. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA as described further in the Plan document. In the event of Plan termination, participants will become fully vested in their accounts.

2.  SIGNIFICANT ACCOUNTING POLICIES

The Plan's financial statements are prepared on the accrual basis of accounting.

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Fidelity Managed Income Portfolio is a common trust fund which is stated at its net asset value as determined by the fund administrator as of the year-end valuation date. NovaCare common stock is valued at its quoted market price at year end. Participant loans are valued at cost which approximates fair value. Purchases and sales are recorded on a trade date basis. Investment income is recorded when earned.

Basic and matching contributions are recorded in the period during which the Company makes payroll deductions from participants earnings.

3.  DISTRIBUTIONS PAYABLE

Distributions requested by withdrawing participants but not paid were as follows:

                                                      DECEMBER 31,
                                                 ----------------------
                                                   1996          1995
                                                 --------    ----------
FIDELITY MANAGED INCOME PORTFOLIO                $ 43,234    $  978,201
FIDELITY PURITAN FUND                               5,868       751,433
FIDELITY MAGELLAN FUND                             70,886     1,285,499
NOVACARE STOCK FUND                                25,389       217,144
                                                 ========    ==========
                  TOTAL DISTRIBUTIONS PAYABLE    $145,377    $3,232,277
                                                 ========    ==========

Distributions are recorded as a reduction in Plan net assets when paid. For Form 5500 reporting purposes, such distributions are recorded as a reduction in Plan assets when requested.

                                   NovaCare, Inc. 401(k) Retirement Savings Plan

                                                   Notes to Financial Statements


4.  PARTICIPANT ELECTIONS

At December 31, the number of participants in each investment fund were as follows:

                                                            1996                    1995
                                                            ----                    ----
             FIDELITY MANAGED INCOME PORTFOLIO             4,294                    2,574
             FIDELITY PURITAN FUND                         5,664                    3,613
             FIDELITY MAGELLAN FUND                        6,213                    3,837
             NOVACARE STOCK FUND                           2,801                    1,719


At December 31, 1996 and 1995, 6,473 and 5,085 participants, respectively, were contributing to the Plan; 3,152 and 3,200 participants, respectively, were not contributing to the Plan.

Because many participants direct their contributions to more than one investment fund, the total number of participants in the Plan is less than the sum of the number of participants in each investment fund.

5.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

                                                             1996            1995
                                                             ----            ----
Net assets available for benefits per the financial     $ 98,634,046     $ 73,630,822
statements

Less:  Amounts allocated to withdrawing participants        (145,377)      (3,232,277)
                                                        ------------     ------------

Net assets available for benefits per the Form 5500     $ 98,488,669     $ 70,398,545
                                                        ============     ============



The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

                                                                          Year Ended
                                                                        December 31,1996
                                                                       -----------------
Benefits paid to participants per the financial statements                  $ 11,248,693


Add: Amounts allocated to withdrawing participants at December 31, 1996          145,377


Less: Amounts allocated to withdrawing participants at December 31, 1995      (3,232,277)
                                                                            ------------

Benefits paid per Form 5500                                                 $  8,161,793
                                                                            ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                   NovaCare, Inc. 401(k) Retirement Savings Plan

                                                   Notes to Financial Statements


6.  PLAN MERGER

During 1996, the net assets available for plan benefits of the Sabolich, Inc. 401(k) Profit Sharing Plan and the Coplin Physical Therapy 401(k) Profit Sharing Plan totaling $983,488 and $300,835, respectively, were transferred to the Plan.

During 1995, the net assets available for plan benefits of the RehabClinics, Inc. 401 (k) Profit Sharing Plan totaling $6,120,728 were merged with and into the Plan. Included in the transfer was $61,518 relating to thirteen participant loans.

Except for loans which were outstanding as of the dates of the RehabClinics, Inc. and the NovaCare Orthotics & Prosthetics Plan mergers into the NovaCare Plan, the NovaCare Plan does not provide for participant loans.

7.  PLAN TRANSFERS OUT

Effective April 1, 1995, NovaCare, Inc. sold its Medical Rehabilitation Hospitals division to HEALTHSOUTH Corporation. Due to this sale, former NovaCare employees now employed by HEALTHSOUTH were fully vested in the matching contributions made by NovaCare and their net assets totaling $5,283,504 were transferred to the HEALTHSOUTH 401 (k) Retirement Savings Plan.

8.  INCOME TAXES

On February 2, 1996 the Internal Revenue Service ruled that the Plan qualifies under Section 401 (a) of the IRC and is exempt from federal income taxes under
Section 501(a) of IRC. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

9.   RELATED PARTY TRANSACTIONS

Certain Plan investments represent shares of mutual funds managed by an affiliate of Fidelity Management Trust Company ("FMTC"). FMTC is the trustee of the Plan. Transactions in these mutual funds are party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

10.  SUBSEQUENT EVENTS

Effective January 1, 1997, four additional investment options were added. These new election options consist of Fidelity Retirement Government Money Market Portfolio, Fidelity U.S. Bond Index Portfolio, Fidelity Emerging Growth Fund and Fidelity Diversified International Fund.

NovaCare, Inc. 401(k) Retirement Savings Plan

Schedule of Assets Held for Investment Purposes.

                                                    December 31, 1996
----------------------------------------------------------------------------------------------------------------------------
                                                        Number of
                                                       shares/units/                                                 Current
Name of issuer and title of issue                      interest rate                    Cost (1)                     Value
---------------------------------                      -------------                    --------                     -----
Mutual Funds:
     Fidelity Managed Income Portfolio
                                                          19,090,269                 $   19,090,269              $   19,090,269
     Fidelity Puritan Fund
                                                           1,628,162                     27,720,115                  28,069,517
     Fidelity Magellan Fund
                                                             510,427                     41,849,011                  41,165,975


                                                                                         88,659,395                  88,325,761

NovaCare Stock Fund:
                                                             218,763                      5,232,982                   9,310,559

NovaCare Loan Fund ( Maturity 1997 - 1999)                   6% - 13%                       121,880                     121,880
                                                                                     --------------              --------------

                                                                                     $   94,014,257              $   97,758,200
                                                                                     ==============              ==============


(1) Current value at beginning of year or cost of purchase if acquired during the year.

NovaCare, Inc. 401(k) Retirement Savings Plan

Schedule of Reportable Transactions for the Year Ended December 31, 1996


Series of transactions in the same issue aggregating more than 5% of the January 1, 1996 current value of Plan assets


                                                      Number of       Purchase                Selling            Expense
Party Involved           Description of Asset        Transactions       Price                  Price             Incurred
--------------           --------------------        ------------     --------                --------           --------
Fidelity Management      Fidelity Managed Income           185         $ 7,110,882           $            -      $       -
Trust Company            Portfolio


Fidelity Management      Fidelity Managed Income           167                   -                4,375,795              -
Trust Company            Portfolio


Fidelity  Investments    Fidelity Magellan Fund            181          16,670,123                        -              -


Fidelity  Investments    Fidelity Magellan Fund            167                   -                6,151,649              -



Fidelity Investments     Fidelity Puritan Fund             178          11,041,098                        -              -


Fidelity  Investments    Fidelity Puritan Fund             166                   -                3,498,189              -



Fidelity Management      NovaCare Stock Fund               172           2,074,544                        -              -
Trust Company


Fidelity Management      NovaCare Stock Fund               149                   -                1,262,581              -
Trust Company



                                           Current Value
                            Cost of       at Transactions     Realized Gain/
Party Involved              Asset (1)           Date               (Loss)
--------------              ---------     ---------------     -------------
Fidelity Management       $ 7,110,882          7,110,882           $     -
Trust Company


Fidelity Management         4,375,795          4,375,795                 -
Trust Company


Fidelity  Investments      16,670,123         16,670,123                 -


Fidelity  Investments       6,824,841          6,151,649          (673,192)



Fidelity Investments       11,041,098         11,041,098                 -


Fidelity  Investments       3,449,154          3,498,189            49,035



Fidelity Management         2,074,544          2,074,544                 -
Trust Company


Fidelity Management           895,525          1,262,581           367,056
Trust Company



 (1) Current value at beginning of year or cost of purchase if acquired during the year.

                  NovaCare, Inc. 401(k) Retirement Savings Plan




                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the "NovaCare, Inc. 401(k) Retirement Savings Plan" has duly caused this annual report to be signed on its behalf by the Undersigned thereunto duly authorized.


                                   NovaCare, Inc. 401(k) Retirement Savings Plan





Date:    June 19, 1997                 By:  /s/ Aven A. Kerr
                                            _______________________________
                                            Aven A. Kerr
                                            Plan Administrator


                                       By: /s/ Barry E. Smith
                                           _______________________________
                                           Barry E. Smith
                                           Vice President, Controller, and
                                           Chief Accounting Officer